SUB-ITEM 77M:

Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-
14, SEC File No. 333-173525, was filed on April 15,
2011. This filing relates to an Agreement and Plan of Reorganization whereby Federated Capital
Appreciation Fund (Surviving Fund), a portfolio of
Federated Equity Funds, acquired all of the assets of Value Growth Portfolio and Blue Chip Portfolio
(Acquired Funds), portfolios of EquiTrust Series
Fund, Inc., in exchange for shares of the Surviving
Fund. Shares of the Surviving Fund were
distributed on a pro rata basis to the shareholders of the Acquired Funds in complete liquidation and termination of the Acquired Funds. As a result, effective July 15, 2011, each shareholder of the Acquired Funds became the owner of Surviving
Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Funds.
The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Funds to the Surviving Fund was approved by the Board of Trustees by an unanimous written consent signed on April 14, 2011 and was also approved by the Acquired
Funds' shareholders at a Special Meeting held on July 14, 2011.
       The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed with the SEC on May 25, 2011.